

SECUR 02006614 MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 18971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DUNCAN-WILLIAMS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5860 RIDGWAY CENTER PARKWAY, SUITE 205
(No. and Street)

MEMPHIS	TN	38120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DON MALMO (901) 260-6804
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RHEA & IVY, P.L.C.
(Name — *if individual, state last, first, middle name*)

6000 POPLAR AVE., SUITE 250	MEMPHIS	TN	38119
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 19 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, DUNCAN WILLIAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUNCAN-WILLIAMS, INC., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title


SHARON J. DUNN
My Commission Expires
NOTARY PUBLIC AT LARGE
January 11, 2005
SHELBY COUNTY, TN

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Duncan-Williams, Inc.

Index

December 31, 2001

Independent Auditor's Report....Page 3

Financial Statements

Statement of Financial Condition 4

Statement of Income 5

Statement of Cash Flows 6

Statement of Changes in Stockholders' Equity 7

Statement of Changes in Liabilities Subordinated to Claims of General Creditors 8

Notes to Financial Statements 9

Supplementary Information

Independent Auditor's Report on Supplementary Information 15

Schedule 1 – Computation of Net Capital Under Rule 15c3-1 16

Schedule 2 – Computation for Determination of the Reserve Requirements Under Rule 15c3-3 17

Schedule 3 – Information Relating to the Possession or Control Requirements Under Rule 15c3-3 18

Schedule 4 – Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with that of the Registrant as Filed in Part IIA of Form X-17A-5 19

Independent Auditor's Report on the Internal Control Structure 20

RHEA & IVY, P.L.C.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS
SUITE 250 • 6000 POPLAR AVENUE • MEMPHIS, TN 38119-3971
TEL 901-761-3000 • FAX 901-761-9667 • WWW.RHEAIVY.COM

To the Board of Directors
Duncan-Williams, Inc.
Memphis, Tennessee

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Duncan-Williams, Inc. as of December 31, 2001, and the related statements of income, stockholders' equity, cash flows, and changes in liabilities subordinated to claims of creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Duncan-Williams, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Rhea & Ivy, PLC

February 8, 2002

Duncan-Williams, Inc.

Statement of Financial Condition

December 31, 2001

Assets

Cash		$ 547,746
Cash segregated under federal regulations		122,139
Receivables from brokers and dealers		100,000
Receivables from customers		13,441
Receivables from non-customers		356,831
Securities owned, at market value		46,112,142
Furniture and equipment, net of accumulated depreciation of $1,354,940		199,087
Other Assets		
Accrued interest on securities owned	$ 313,975	
Commissions, claims, and other receivables, net of allowance for bad debts of $148,000	1,050,044	
Deferred income taxes	131,261	
Miscellaneous	104,718	1,599,998
		$ 49,051,384

See notes to financial statements.

Liabilities and Stockholders' Equity

Liabilities:		
Payable to clearing organization		$ 28,283,666
Other Liabilities		
Accounts payable	$ 562,013	
Taxes payable	75,146	
Deferred income taxes	27,900	
Accrued expenses and other liabilities	793,660	1,458,719
		29,742,385
Commitments and Contingent Liabilities		-
Stockholders' Equity:		
Common stock:		
Class A (nonvoting) - authorized, issued and outstanding 700,000 shares with par value of $10 a share		7,000,000
Class B (voting) - authorized, issued and outstanding 1,307 shares with par value of $1 a share		1,307
Additional paid-in capital		1,000,000
Retained earnings		11,307,692
		19,308,999
		$ 49,051,384

Duncan-Williams, Inc.

Statement of Income

For the Year Ended December 31, 2001

Revenues	
Commissions earned	$ 71,428
Commissions on listed options	30,103
Other commissions	463,848
From trading in debt securities	10,925,260
From all other trading	14,716
Profits or losses from underwriting	1,480,584
Sales of investment company shares	216,362
Fees for account supervision	3,176
Other revenue related to securities	2,384,153
Other revenue	189,972
	15,779,602
Expenses	
Registered representatives' compensation	$ 8,725,631
Clerical and administrative employees' compensation	672,077
Stockholder compensation	788,705
Clearance paid to non-brokers	507,496
Communications	866,856
Occupancy and equipment rental	402,195
Promotional expenses	658,680
Interest	993,774
Losses in error	25,940
Data processing costs	185,798
Regulatory fees and expense	81,504
Other operating expenses	446,446
	14,355,102
Income before federal and state tax expense	1,424,500
Federal and state income tax expense	480,207
Net income	$ 944,293

See notes to financial statements.

Duncan-Williams, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash Flows from Operating Activities:	
Net Income	$ 944,293
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	129,261
Loss on disposal of fixed assets	1,801
Deferred income taxes	355,239
Allowance for doubtful accounts	(51,250)
(Increase) decrease in operating assets:	
Cash segregated under federal regulations	977,054
Brokers and dealers receivables	107,000
Customers receivables	166,683
Securities owned	(9,430,476)
Other	(26,595)
Increase (decrease) in operating liabilities:	
Net proceeds from clearing organization	10,707,889
Customer payables	(67,495)
Brokers and dealers payables	(62,264)
Accounts payable and accrued liabilities	161,552
Taxes payable	75,146
Net cash provided by operating activities	3,987,838
Cash Flows from Investing Activities:	
Proceeds from sale of fixed assets	400
Equipment purchases	(28,705)
Non-customer receivables	(356,831)
Net cash used in investing activities	(385,136)
Cash Flows from Financing Activities:	
Repayment of loan from affiliate	(3,500,000)
Net cash used in financing activities	(3,500,000)
Increase in cash	102,702
Cash at beginning of year	445,044
Cash at end of year	$ 547,746
Supplemental disclosures of cash flows information:	
Interest payments	$ 993,774
Federal and state income tax payments	$ 78,500

See notes to financial statements.

Duncan-Williams, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2001

	Common Stock				
	Class A Nonvoting	Class B Voting	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2001	$ 7,000,000	$ 1,307	$ 1,000,000	$ 10,363,399	$ 18,364,706
Net income for the year	-	-	-	944,293	944,293
Balance at December 31, 2001	$ 7,000,000	$ 1,307	$ 1,000,000	$ 11,307,692	$ 19,308,999

See notes to financial statements.

Duncan-Williams, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2001

Subordinated borrowings at January 1, 2001	$	-
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2001	$	-

See notes to financial statements.

Duncan-Williams, Inc.

Notes to Financial Statements

December 31, 2001

1. Operations and Organization

Nature of Business

Duncan-Williams, Inc., a Tennessee Corporation, is a securities full service broker-dealer operating under provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). Customers' funds and securities are protected to the limits provided by the Securities Investor Protection Corporation.

The Company operates primarily as a principal in transactions for the purchase and sale of various types of debt securities, which include: obligations of the United States Government, federal government agencies, various state and local governments, and corporate debt. The Company also acts as agent for customers in acquiring certificates of deposits, mutual funds and private placement of mortgage loans.

The Company's securities transactions are made primarily with individuals, financial institutions, credit unions, private organizations and other broker dealers. Safekeeping services for customer securities are provided by BNY Clearing Services, L.L.C., on a fully disclosed basis. These securities are segregated in accordance with rules and regulations of the Securities and Exchange Commission (SEC) which limits claims only to the owners of such securities.

2. Summary of Significant Accounting Policies

Recording Security Transactions

Purchase and sales of securities and related commission revenues and expenses are recorded on a settlement date basis, which is not materially different from trade date.

Securities Owned and Securities Sold, But Not Yet Purchased

Marketable securities, consisting of stocks, corporate bonds, state, municipal and United States and agencies obligations are valued at market. Securities not readily marketable are stated at their estimated value. Rules and regulations of the SEC require broker-dealer securities owned and securities sold, but not yet purchased to be valued at market. Unrealized gains and losses have been included in income.

2. Summary of Significant Accounting Policies

Repurchase Agreements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized financing transactions and are carried at their contract amounts plus accrued interest.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulation depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which range from three to ten years.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company files a separate return as a member of a controlled group. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for differences in amounts of assets and liabilities for financial reporting purposes and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws on the date of enactment.

Profits or Losses from Underwriting

Profits or losses from underwriting includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions are recorded on settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

3. Cash and Securities Segregated Under Federal Regulations

In accordance with provisions of Rule 15c3-3 of the SEC, cash of $122,139 has been segregated in special accounts. The amount required to be on deposit at December 31, 2001, was $10,534.

4. Receivable From and Payable to Brokers or Dealers and Clearing Organizations

Amounts receivable from and payable to brokers or dealers and clearing organizations at December 31, 2001, are as follows:

Receivable	
Unsecured deposit with clearing organization	$ 100,000
Payable	
Clearing organization	$ 28,283,666

The payable to clearing organization consists of funds advanced for the purchase of securities. The demand loan is collateralized, under margin rules prescribed by the New York Stock Exchange, by securities owned and bears interest at a rate that varies with the Federal funds rate.

5. Receivables From Customers

Amounts receivable from customers at December 31, 2001, are as follows:

Unsecured	$ 13,441

6. Securities Owned and Sold, Not Yet Purchased

At December 31, 2001, securities owned, at market values are summarized as follows:

Obligations of U.S. Government	$ 16,328,281
State and municipal obligations	24,189,629
Certificates of deposit	4,706,855
Corporate obligations	730,150
Other securities	157,227
	$ 46,112,142

At December 31, 2001, there were no securities sold, not yet purchased.

7. Common Stock

The Corporation has both class A nonvoting and class B voting stock. Class A stock has preferences to dividends and liquidation. Class B stock is restricted in transfer and redemption price.

8. Income Taxes

The provision for income taxes charged to operations for the years ended December 31, 2001 consists of the following:

Current tax	$ 124,968
Deferred tax expense	355,239
	$ 480,207

8. Income Taxes (continued)

Deferred tax assets and liabilities consist of the following components at December 31, 2001:

Deferred tax assets:	
Accrued expenses and allowances	$ 94,100
Alternative minimum tax credits	37,161
	$ 131,261
Deferred tax liabilities:	
Property and equipment	$ 27,900

9. 401(k) Retirement Savings Plan

The Company provides a qualified deferred compensation plan (401(k) plan) which is available to all employees with six or more months of service. The Company matches employee contributions to the plan to a maximum of $300 for each employee. The retirement expense for the year ended December 31, 2001 was $14,225.

10. Commitments

Leases

The Company leases its corporate office from an entity affiliated through common ownership. Leasing obligations include commitments through June 2002, with various options to renew thereafter. The Company is further obligated for leases for other facilities until November 30, 2002.

Rent expense of $258,943 was incurred during the year ended December 31, 2001.

Legal Matters

The Company is involved in a number of legal matters arising in the ordinary course of its business. The amount of liability, if any, from these claims cannot be determined with certainty, however, management is of the opinion that the outcome of the claims will not have a material adverse impact on the financial position of the Company. Due to uncertainties in the settlement process, it is at least reasonably possible that management's estimate of the outcome will change within the next year.

11. Financial Instruments with Off-Balance Sheet Risks and Concentration of Credit Risk

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

11. Financial Instruments with Off-Balance Sheet Risks and Concentration of Credit Risk (continued)

The Company's securities transactions clear primarily on a delivery versus payment basis. In transactions with repurchase agreements, margin may be required if market conditions are such as to indicate excessive elements of risk in these transactions. The execution of substantially all purchases and sales of securities require the performance of another party to fulfill the transactions. In the event that a counterparty to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

The Company, as a securities broker-dealer, is engaged in various securities trading activities with a variety of customers including individuals, financial institutions, credit unions, insurance companies, pension plans, and other broker-dealers. The Company's exposure to credit risk associated with the non-performance of these counterparties could be impacted by changing market conditions which could impair the counterparties ability to satisfy their obligations to the Company.

12. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2001, the Company had net capital of $15,207,001, which was $14,957,001 in excess of its required net capital of $250,000. Withdrawals of excess net capital, including advances to affiliates, are subject to regulatory approval if the withdrawals exceed 30% of excess net capital over a 30 day period or reduce excess net capital below 25% of deductions from net worth. The Company's ratio of aggregate indebtedness to net capital was .09 to 1.

13. Related Parties

An affiliate of the Company borrows and advances funds on open account through other commonly controlled companies. This account bears interest at rates prescribed by the Internal Revenue Service. Interest of $101,234 was paid for the use of these funds for the year ended December 31, 2001.

During 2001, the Company advanced a stockholder $356,831. The advance bears interest at rates prescribed by the Internal Revenue Service.

14. Annual Report on Form X-17A-5

The annual report to the SEC on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the SEC.

Supplementary Information

RHEA & IVY, P.L.C.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS
SUITE 250 • 6000 POPLAR AVENUE • MEMPHIS, TN 38119-3971
TEL 901-761-3000 • FAX 901-761-9667 • WWW.RHEAIVY.COM

To the Board of Directors
Duncan-Williams, Inc.
Memphis, Tennessee

Independent Auditor's Report on Supplementary Information

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rhea & Ivy, PLC

February 8, 2002

INTERNATIONALLY MOORE STEPHENS RHEA & IVY, PLC

Duncan-Williams, Inc.

Computation of Net Capital Under Rule 15c3-1

December 31, 2001

Schedule 1

Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 1,430,819
Less adjustment based on special reserve bank accounts		10,534
Total aggregate indebtedness		$ 1,420,285
Net capital:		
Total stockholder's equity		$ 19,308,999
Less deductions and charges to capital:		
Non-allowable assets	$ 1,854,407	
Haircuts on securities	2,247,591	4,101,998
Net Capital		15,207,001
Minimum required net capital		250,000
Capital in excess of minimum requirement		$ 14,957,001
Ratio of aggregate indebtedness to net capital		.09 to 1

See independent auditor's report on supplementary information.

Duncan-Williams, Inc.

Computation for Determination of the Reserve Requirements Under Rule 15c3-3

December 31, 2001

Schedule 2

Credit balances:	
Free credit balances and other credit balances in customer's security accounts	$ 10,032
Total credit balances	10,032
Total debit balances	-
Reserve computation:	
Excess total credits over total debits agreements	$ 10,032
Required deposit at 105% of excess	$ 10,534
Deposits held in reserve:	
Cash segregated for the benefit of customers as of December 31, 2001	$ 122,139

There are no material differences between the Company's Computation for Determination of the Reserve Requirements Under Rule 15c3-3 included in Part II of Form X-17A-5 as of December 31, 2001 and the computation above; therefore, no reconcilation of the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 is included.

See independent auditor's report on supplementary information.

Duncan-Williams, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2001

Schedule 3

1.	Customers' fully paid securities and excess margin securities not in the Registrant's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date) but for which the required action was not taken by Registrant within the time frame specified under Rule 15c3-3	$ -
	A. Number of items	-
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
	A. Number of items	-

See independent auditor's report on supplementary information.

Duncan-Williams, Inc.

Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with that of the Registrant as Filed in Part IIA of Form X-17A-5

December 31, 2001

Schedule 4

1. Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31,2001 (unaudited)	$ 1,420,285
Reconciling items	-
Aggregate indebtedness as computed on Schedule 1	$ 1,420,285
2. Net capital as reported by registrant in Part IIA of Form X-17A-5 as of December 31,2001 (unaudited)	$15,207,001
Reconciling items	-
Net capital as computed on Schedule 1	$15,207,001

See independent auditor's report on supplementary information.

RHEA & IVY, P.L.C.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS
SUITE 250 • 6000 POPLAR AVENUE • MEMPHIS, TN 38119-3971
TEL 901-761-3000 • FAX 901-761-9667 • WWW.RHEAIVY.COM

To the Board of Directors
Duncan-Williams, Inc.
Memphis, Tennessee

Independent Auditor's Report on The Internal Control Structure

In planning and performing our audit of the financial statements of Duncan-Williams, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and do not provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Duncan-Williams, Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), as follows:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with

management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listing the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards as established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management and Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 8, 2002

Rhea & Ivy, PLC

Duncan-Williams, Inc.

Audited Financial Statements
and Supplementary Information

December 31, 2001

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.